# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MOBIX LABS, INC, CIK 0001855467
CUSIP: 60743G100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 15420 LAGUNA CANYON RD, STE 100, 15420 LAGUNA CANYON RD, STE 100, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-000403
Filed by CIK 0001982073

## Reporting persons
- Vernon Davis Grizzard III: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 3,142,587; shared voting power 0; sole dispositive power 1,642,857; shared dispositive power 0; aggregate amount beneficially owned 3,142,857 (4.9% of the class)
- Sage Hill Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 3,142,857; shared voting power 0; sole dispositive power 1,642,857; shared dispositive power 0; aggregate amount beneficially owned 3,142,857 (4.9% of the class)

## Item 1. Issuer
Name of issuer: MOBIX LABS, INC
Address of issuer's principal executive offices: 15420 LAGUNA CANYON RD, STE 100, 15420 LAGUNA CANYON RD, STE 100, IRVINE, CALIFORNIA, 92618.

## Item 2. Person Filing
Name of person filing: Vernon Davis Grizzard III; Sage Hill Investors, LLC
Address of principal business office or, if none, residence:
Vernon Davis Grizzard III 1426 William St. Unit 12 Chattanooga, TN 37408
Sage Hill Investors, LLC 1426 Williams St. Unit 12 Chattanooga, TN 37408
Citizenship:
Vernon Davis Grizzard III - United States of America
Sage Hill Investors, LLC - State of Georgia; United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,142,857 Class A Shares
Percent of class: 4.9%
Sole power to vote or to direct the vote: 3,142,857
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,642,857
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vernon Davis Grizzard III: Vernon Davis Grizzard III, CEO (01/29/2026)
- Sage Hill Investors, LLC: Christina F. Marx, CFO (01/29/2026)